July 3, 2024

Jennifer M. Reinke
General Counsel
SMITH MICRO SOFTWARE, INC.
5800 Corporate Drive
Pittsburgh, PA 15237

       Re: SMITH MICRO SOFTWARE, INC.
           Registration Statement on Form S-1
           Filed June 27, 2024
           File No. 333-280542
Dear Jennifer M. Reinke:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matt Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jennifer Minter